SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20569

                               -------------------

                                   FORM 8-A/A

                                 AMENDMENT NO. 1

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                       SECURITIES AND EXCHANGE ACT OF 1934


                         BALLY ENTERTAINMENT CORPORATION
                         -------------------------------
             (Exact name of registrant as specified in its charter)


        Delaware                                  36-2512405
        --------                                  ----------
(State of Incorporation)                 (IRS Employer Identification No.)

8700 West Bryn Mawr Avenue
Chicago, Illinois                                    60631
--------------------------                           -----
(Address of principal executive offices)           (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class                        Name of each exchange on which
to be so registered                        each class is to be registered
-------------------                        ------------------------------

Preferred Stock Purchase                   New York Stock Exchange
Rights


       Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
--------------------------------------------------------------------------------
                                (Title of Class)

Item 1.  Description of Securities to be Registered.

                  On December 4, 1986, the Board of Directors of Bally Entertainment Corporation (formerly known as "Bally Manufacturing Corporation") (the "Corporation") declared a dividend distribution of one Right for each outstanding share of Common Stock, par value 66-2/3 cents per share (the "Common Stock"), of the Corporation to stockholders of record at the close of business on December 17, 1986. Each Right entitles the registered holder to purchase from the Corporation a unit consisting of one one-hundredth of a share (a "Unit") of Series B Junior Participating Preferred Stock, par value $1 per share (the "Preferred Stock"), at a Purchase Price (the "Purchase Price") of $60.00 per Unit, subject to adjustment. The Purchase Price may be paid, at the option of the holder, in cash, shares of Common Stock or a combination thereof having a value at the time of exercise equal to the Purchase Price. The description and terms of the Rights are set forth in a Rights Agreement, dated as of December 4, 1986, as amended by Amendment No. 1 to the Rights Agreement, dated as of November 15, 1995 and as hereafter amended from time to time (the "Rights Agreement") between the Corporation and Chemical Bank, N.A. (successor to Manufacturers Hanover Trust Company) as Rights Agent.

                  Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no



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separate Rights Certificates will be distributed. The Rights will not be exercisable, and will not be transferable apart from the Common Stock, until the earliest of (1) 10 days after the date (the "Stock Acquisition Date") of a public announcement by a person or group, with certain exceptions, of beneficial ownership of 10% or more of the Common Stock (such person or group is referred to as an "Acquiring Person"), (2) 10 business days (or such later date as may be determined by the Board of Directors prior to such time as any person or group becomes an Acquiring Person) after a public announcement by a person or group (with certain exceptions) of a tender or exchange offer which would result in such person or group beneficially owning 20% or more of the Common Stock, or (3) 10 days after the occurrence of a Gaming Law Event (as described below). The earliest of (1), (2) or (3) is referred to as the "Distribution Date". An Acquiring Person does not include (A) the Corporation, (B) any subsidiary of the Corporation, (C) any employee benefit plan of the Corporation or of any subsidiary of the Corporation, or any entity organized, appointed or established by the Corporation under the terms of any such employee benefit plan, (D) any director of the Corporation holding office as of the close of business on November 15, 1995, any immediate family member of, or entity controlled by, any such director, or (E) any person or group whose ownership of 10% or more of the Common Stock then outstanding results solely from (i) any action or transaction or transactions approved by the Board of Directors before such person or group became an Acquiring Person, or (ii) a reduction in the number of issued and outstanding shares of Common Stock pursuant to a transaction or transactions approved by the Board of Directors (provided that any person or group that does not become an Acquiring Person by reason of clause (i) or (ii) above shall become an Acquiring Person upon acquisition of an additional 1% of the shares of the Common Stock unless such acquisition of additional shares of the Common Stock will not result in such person or group becoming an Acquiring Person by reason of such clause (i) or (ii)).

                  The Gaming Law Events generally include (1) a final court or administrative order finding that a person or group having beneficial ownership of 5% or more of the Common Stock (a "5% Stockholder") has violated any state gaming, casino or similar laws or regulations in connection with such 5% Stockholder's interest in the Corporation; (2) the failure of a 5% Stockholder to eliminate or reduce to an acceptable level its beneficial ownership of the Common Stock within 20 days after a final court or administrative order finding that such 5% Stockholder is unsuitable or unqualified to hold its interest in the Corporation under any state gaming, casino or similar laws or regulations;



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


and (3) the acquisition by a person or group of a percentage of Common Stock, at a time when the Corporation or any of its subsidiaries has one or more licenses from any governmental authority administering any gaming, casino or similar laws or regulations, which percentage exceeds the percentage ownership that any such governmental authority shall have determined that such person or group may acquire without such acquisition constituting, or being presumed to constitute, control of the Corporation, unless such governmental authority by final order shall have granted its prior approval to such person or group to acquire control of the Corporation.

                  Unless the Rights are earlier redeemed, if a person or group becomes an Acquiring Person or if a Gaming Law Event occurs, each Right, other than those held by an Acquiring Person or by a 5% Stockholder causing such occurrence (the "Triggering 5% Stockholder") and certain related parties (which Rights will be voided), will entitle its holder to purchase, at the Right's Purchase Price, shares of the Common Stock (or, in certain circumstances as determined by the Board, other securities or assets of the Corporation) having a calculated value of twice the Right's Purchase Price. However, the Rights will not be so exercisable as long as the Rights are redeemable.



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



                  In the event that, at any time following the Stock Acquisition Date, (i) the Corporation is acquired in a merger or other business combination transaction (other than a merger with an Acquiring Person in which the Corporation is the surviving corporation and the Common Stock is not changed or exchanged), or (ii) 50% or more of the Corporation's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a calculated value equal to two times the Purchase Price of the Right.

                  Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after December 17, 1986 will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificate for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

                  The Rights will expire at the close of business on December 4, 1996, unless earlier redeemed by the Corporation as described below.



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


                  As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. All shares of Common Stock issued prior to the Distribution Date will be issued with Rights. Shares of Common Stock issued after the Distribution Date will be issued with Rights if such shares are issued pursuant to the exercise of stock options or stock appreciation rights or under an employee benefit plan, or upon the conversation of securities issued after December 17, 1986. Except as otherwise determined by the Board of Directors, no other shares of Common Stock issued after the Distribution Date will be issued with Rights.

                  The Purchase Price payable, and the number of Units of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of



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



subscription rights or warrants (other than those referred to above).

                  With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading day prior to the date of exercise.

                  At any time until 10 days following the Stock Acquisition Date or the date on which any person or group first becomes a Triggering 5% Stockholder, the Corporation may redeem the Rights in whole, but not in part, at a price of $.05 per Right, payable, at the election of the Corporation, in cash or shares of Common Stock. The Rights may be redeemed after the time that any person or group has become an Acquiring Person or a Triggering 5% Stockholder only if approved by a majority of the Continuing Directors (as defined in the Rights Agreement). Immediately upon the action of the Board of Director ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.05 redemption price.

                  Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Corporation, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Corporation, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or



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



other consideration) of the Corporation or for common stock of the acquiring company as set forth above.

                  Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Corporation prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, defect or inconsistency, to make changes which do not adversely affect the interest of holders of Rights (excluding the interests of any Acquiring Person or any Triggering 5% Stockholder), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

                  As of December 31, 1994, there were 47,138,498 shares of Common Stock outstanding and 146,956 shares in the treasury. As of December 31, 1994, there were 6,160,775 shares of Common Stock reserved for issuance pursuant to the Corporation's existing stock plans and subject to then outstanding stock options and stock appreciation rights. As long as the Rights are attached to the Common Stock, the Corporation will issue one Right for each share of Common Stock issued between the Record Date and the Distribution Date so that all such shares will have



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



attached Rights.  800,000 shares of Series B Junior Participating
Preferred Stock have been reserved for issuance upon exercise of the Rights.

                  The Rights may have certain anti-takeover effects. Exercise of the Rights will cause substantial dilution to a person or group that attempts to acquire the Corporation without conditioning the offer on a substantial number of Rights being acquired. In general, however, the Rights should not interfere with any merger or other business combination approved by the Board of Directors of the Corporation since the Board of Directors generally may, at its option, redeem at any time prior to the earlier of (i) the close of business on the tenth day following the Stock Acquisition Date, (ii) the close of business on the tenth day following the date any person or group first becomes a Triggering 5% Stockholder, or (iii) December 4, 1996, all but not less than all the then outstanding Rights at the Redemption Price.

                  A copy of the Rights Agreement, dated as of December 4, 1986, between the Corporation and the Rights Agent has been filed with the Securities and Exchange Commission as an Exhibit to a Registration Statement on Form 8-A dated December 11, 1986, and a copy of Amendment No. 1 to the Rights Agreement, dated as of November 15, 1995, between the Corporation and the Rights Agent, including as Exhibit B-1 thereto the form of Rights Certificate,



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


is attached hereto as Exhibit 2. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement and the Rights Agreement is incorporated herein by reference in its entirety.

Item 2.  Exhibits.

                  1. Rights Agreement, dated as of December 4, 1986, between Bally Entertainment Corporation (formerly known as "Bally Manufacturing Corporation") and Chemical Bank, N.A. (successor to Manufacturers Hanover Trust Company) as Rights Agent (incorporated by reference to the Corporation's registration statement on Form 8-A dated December 11, 1986).

                  2. Amendment No. 1 to Rights Agreement, dated as of November 15, 1995, between Bally Entertainment Corporation (formerly known as "Bally Manufacturing Corporation") and Chemical Bank, N.A. (successor to Manufacturers Hanover Trust Company) as Rights Agent, including Exhibit B-1 thereto.






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



                                   SIGNATURES

                  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned hereunto duly authorized.

                                             BALLY ENTERTAINMENT CORPORATION





Dated:  November 14, 1995                    By:  /s/ Lee S. Hillman
                                                  ----------------------------
                                                  Executive Vice President and
                                                  Chief Financial Officer






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


                                  EXHIBIT INDEX


Exhibit No.               Description                                     Page
-----------               -----------                                     ----

         1. Rights Agreement, dated as of December 4, 1986, between Bally Entertainment Corporation (formerly known as "Bally Manufacturing Corporation") and Chemical Bank, N.A. (successor to Manufacturers Hanover Trust Company) as Rights Agent (incorporated by reference to the Corporation's registration statement on Form 8-A dated December 11,
                 1986).

         2.      Amendment No. 1 to Rights Agreement, dated as             13
                 of November 15, 1995, between  Bally
                 Entertainment Corporation (formerly known as
                 "Bally Manufacturing Corporation") and
                 Chemical Bank, N.A. (successor to
                 Manufacturers Hanover Trust Company) as
                 Rights Agent, including Exhibit B-1 thereto.






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